FORM
6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
20549
REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13A-16 OR
15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August
2026
Commission File Number:
001-32458
DIANA SHIPPING INC.
(Translation of registrant's name into
English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)
Indicate by
check mark
whether the registrant
files or
will file annual
reports under
cover of
Form 20-F
or Form
40-
F.
Form 20-F [X]
Form 40-F [
]
INFORMATION CONTAINED
IN THIS FORM 6-K REPORT
Attached to
this Report
on Form
6-K as
Exhibit 99.1
are the
unaudited interim
consolidated financial
statements of
Diana Shipping Inc. (the "Company") as of and for the six
months ended
June 30, 2026
.
The
information
contained
in
this
Report
on
Form
6-K
is
hereby
incorporated
by
reference
into
the
Company's
registration
statement
on
Form
F-3
(File
Nos.
333-280693)
that
was
filed
with
the
U.S.
Securities
and
Exchange
Commission and became effective on September
9, 2024.
SIGNATURES
Pursuant to
the requirements
of the
Securities Exchange
Act of
1934, the
registrant has
duly caused
this report
to
be signed on its behalf by the undersigned, thereunto duly authorized.
DIANA SHIPPING INC.
(registrant)
Dated: August 4, 2026 By: /s/ Maria Dede
Maria Dede
Co-Chief Financial Officer

Management's Discussion and Analysis Of
Financial Condition and Results Of Operations
The
following
management's
discussion
and
analysis
should
be
read
in
conjunction
with
our
interim
unaudited
consolidated
financial
statements
and
their
notes
attached
hereto.
This
discussion
contains
forward-looking
statements
that
reflect
our
current
views
with
respect
to
future
events
and
financial
performance.
Our
actual
results
may
differ
materially
from
those
anticipated
in
these
forward-looking
statements.
For additional information relating
to our management's
discussion and analysis
of financial
condition
and
results
of
operations,
please
see
our
annual
report
on
form 20-F
for
the
year
ended
December 31, 2025 filed with the SEC on March 13, 2026.
The Company
Diana Shipping Inc. is a holding
company incorporated under the laws of Liberia
in March 1999 as Diana
Shipping
Investments
Corp.
In
February
2005,
the
Company’s
articles
of
incorporation
were
amended.
Under
the
amended
and
restated
articles
of
incorporation, the
Company
was
renamed
Diana
Shipping
Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.
The commercial and technical management of our fleet, owned and bareboat chartered-in, as well as the
provision of administrative services
relating to the fleet’s
operations, are carried out
by our wholly-owned
subsidiary, Diana Shipping Services S.A., which we refer to as DSS, and Diana Wilhelmsen Management
Limited, a 50/50 joint venture with Wilhelmsen Ship Management, which we refer to as DWM.
Our Operations
We
charter
our
vessels,
owned
and
bareboat
chartered-in,
to
customers
primarily
pursuant
to
short-,
medium-
and
long-term
time
charters.
Under
our
time
charters,
the
charterer
typically
pays
us
a
fixed
daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal
charges.
We
remain
responsible
for
paying
the
chartered
vessel's
operating
expenses,
including
the cost
of crewing,
insuring, repairing, and
maintaining the vessel,
the costs
of spares and
consumable
stores, tonnage taxes
and other miscellaneous
expenses, and we
also pay
commissions to one
or more
unaffiliated ship brokers and to
in-house brokers associated with the charterer for
the arrangement of the
relevant charter.
The
following
table
presents
certain
information
concerning
the
dry
bulk
carriers
in
our
fleet,
as
of
the
date of this report.

Fleet Employment (As of July 29, 2026)
VESSEL
SISTE
R
SHIPS*
GROSS RATE
(USD PER DAY)
COM** CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 13,500 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
8-Aug-25 1/Oct/2026 - 30/Nov/2026
2017 60,456
2 DSI Pollux A 14,750 5.00%
Stone Shipping Ltd
9-Dec-25
1/Jan/2027 - 28/Feb/2027
2015 60,446
3 DSI Pyxis A 13,100 5.00% Stone Shipping Ltd 8-Nov-24 3-May-26 1
2018 60,362 16,000 5.00% Oldendorff GmbH & Co. KG 3-May-26 15/Jun/2027 - 15/Aug/2027
4 DSI Polaris
A
12,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
1-Jul-25 10/Aug/2026 - 21/Sep/2026 2
2018 60,404
5 DSI Pegasus A 14,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
15-Aug-25 3-Aug-26
2,3
2015 60,508 18,350 5.00%
Fednav International Ltd.
3-Aug-26 15/Aug/2027-15/Oct/2027 2
6 DSI Aquarius B 14,500 5.00%
Bunge SA, Geneva
7-Nov-25 1/Nov/2026 - 31/Dec/2026 4
2016 60,309
7 DSI Aquila B 14,500 5.00%
Bunge SA, Geneva
12-Oct-25 25/Feb/2027 - 25/Apr/2027
2015 60,309
8 DSI Altair B 14,750 5.00%
Bunge SA, Geneva
19-Jan-26 15/Jan/2027 - 30/Mar/2027
2016 60,309
9 DSI Andromeda B 14,600 5.00% Western Bulk Carriers AS 7-Dec-25 1/Apr/2027 - 31/May/2027 5
2016 60,309
5 Panamax Bulk Carriers
10 LETO
12,750 4.75% Cargill International SA, Geneva 4-Apr-25 10/Aug/2026 - 16/Sep/2026 2
2010 81,297
11 MAERA 11,750 5.00%
CRC Shipping Pte. Ltd., Singapore
3-Nov-25 20/Oct/2026 - 20/Dec/2026
2013 75,403
12 ISMENE 11,000 5.00% CRC Shipping Pte. Ltd. 24-Apr-25 12-Jul-26
6
2013 77,901 15,750 5.00% Paralos Shipping Pte. Ltd 12-Jul-26 15/May/2027 - 15/Jul/2027
13 CRYSTALIA C
16,200 5.00% SwissMarine Pte. Ltd., Singapore 14-Mar-26 10/Mar/2027 - 10/May/2027
2014 77,525
14 ATALANDI C 10,100 5.00%
Stone Shipping Ltd
8-Jun-25 5-Aug-26
7
2014 77,529 16,500 5.00% 5-Aug-26 1/Aug/2027-30/Sep/2027
8
6 Kamsarmax Bulk Carriers
15 MAIA D
14,000 5.00%
Paralos Shipping Pte. Ltd. 16-Jan-26 5/Jul/2027 - 5/Sep/2027
2009 82,193
16 MYRSINI D 13,500 5.00% Paralos Shipping Pte. Ltd. 3-Jan-26 20/Dec/2026 - 20/Feb/2027
2010 82,117
17 MEDUSA D 13,000 4.75% Cargill International SA, Geneva 16-Mar-25 13-Jul-26
2010 82,194 16,850 4.75% Aquavita International S.A. 13-Jul-26 5/Oct/2027 - 20/Dec/2027
18 MYRTO D 12,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
23-Dec-24 10-Apr-26
2013 82,131 16,650 5.00% 10-Apr-26 20/Sep/2027 - 20/Nov/2027
19 ASTARTE 12,500 5.00%
Propel Shipping Pte. Ltd.
2-Aug-25 16/Aug/2026 - 16/Oct/2026
2013 81,513
20 LEONIDAS P. C. 14,000
5.00% Nippon Yusen Kabushiki Kaisha,
Tokyo
24-Sep-25 15/Sep/2026 - 15/Nov/2026
2011 82,165

4 Post-Panamax Bulk Carriers
21 AMPHITRITE E
16,500 5.00% Cobelfret S.A., Luxembourg
12-Feb-26 1/Mar/2027 - 30/Apr/2027 9
2012 98,697
22 POLYMNIA E
14,000 5.00% Oldendorff Carriers GmbH & Co.
KG
17-Aug-25 7-Jun-26
2012 98,704 20,000 5.00% 7-Jun-26 1/Mar/2027 - 30/Apr/2027
23 ELECTRA F 14,000 5.00%
Oldendorff Carriers GmbH & Co.
KG
7-Dec-25 1/Dec/2026 - 31/Jan/2027
2013 87,150
24 PHAIDRA F 14,500 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
27-Feb-26 20/Feb/2027 - 20/Apr/2027
2013 87,146
8 Capesize Bulk Carriers
25 SEMIRIO G 21,650 5.00%
Solebay Shipping Cape Company
Limited, Hong Kong
15-Mar-26 31/Jan/2027 - 15/Apr/2027
2007 174,261
26 NEW YORK G 17,600 5.00%
SwissMarine Pte. Ltd., Singapore
11-Jan-25 1-May-26
10
2010 177,773 27,500 5.00%
Refined Success Limited
1-May-26 1/Feb/2028 - 31/Mar/2028
27 SEATTLE H 24,500 5.00%
SwissMarine Pte. Ltd., Singapore
29-Nov-25 1/May/2027 - 30/Jun/2027
2011 179,362
28
P.
S. PALIOS
H 25,200 5.00%
Glencore Freight Pte. Ltd.
15-Dec-25 15/Nov/2026 - 15/Jan/2027
2013 179,134
29 G. P. ZAFIRAKIS I
26,800 5.00% Nippon Yusen Kabushiki Kaisha,
Tokyo
16-Sep-24 16/Aug/2026 - 16/Nov/2026
2014 179,492
30 SANTA BARBARA I 25,500 5.00%
Dampskibsselskabet Norden A/S
27-Nov-25 1/Mar/2027 - 30/Apr/2027 11
2015 179,426
31 NEW ORLEANS 26,000 5.00%
SwissMarine Pte. Ltd., Singapore
31-Oct-25 1/Dec/2026 - 15/Feb/2027 11
2015 180,960
32 FLORIDA 25,900 5.00%
Bunge S.A., Geneva
29-Mar-22 29/Jan/2027 - 29/May/2027 5
2022 182,063
4 Newcastlemax Bulk Carriers
33 LOS ANGELES J 24,000
5.00% MOL Ocean Bulk Pte. Ltd.,
Singapore
1-Nov-25 10/Sep/2026 - 1/Nov/2026
2012 206,104
34 PHILADELPHIA J
21,500 5.00%
Refined Success Limited
29-May-25 7-Aug-26
2
2012 206,040 35,500 5.00% Classic Maritime Inc. 7-Aug-26 10/Mar/2027-10/May/2027
35 SAN FRANCISCO K
26,000 5.00% SwissMarine Pte. Ltd., Singapore 1-Mar-25 25/Oct/2026 - 25/Dec/2026
2017 208,006
36 NEWPORT NEWS
K
25,000 5.00% Bohai Ocean Shipping (Singapore)
Holding Pte. Ltd.
16-Jun-25 1/Sep/2026 - 31/Oct/2026
2017 208,021
* Each dry bulk carrier is a “sister ship”, or closely
similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with
time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual
date of redelivery being at the Charterers’
option, but subject to the terms, conditions, and
exceptions of the
particular charterparty.
1Charterers have agreed to compensate the Owners,
for any time in excess of the period commencing
on April 20, 2026, to be paid at double the
agreed hire
rate or the rate of 115% of the average of the relevant Baltic Tess 58 Supramax Index, for the days exceeding the period or the vessel’s present Charter Party
rate, whichever of the two is higher.
2Based on latest information.
3Charterers have agreed to compensate the Owners,
for any time in excess of the period commencing
on July 20, 2026, to be paid at the agreed
hire rate or
the rate of 125% of the average of the relevant
Baltic Tess 58 Supramax Index, for the days exceeding the period or the vessel’s present Charter
Party rate,
whichever of the two is higher.
4Vessel on scheduled drydocking from April 5, 2026 to May 2, 2026.
5Bareboat chartered-in for a period of ten years.

6Charterers have agreed to compensate the Owners,
for any time in excess of the period commencing
on May 20, 2026, to be paid at the rate of
100% of the
average of the Baltic Panamax Index 5TC average
for the days exceeding the period or the vessel’s present
charter party rate whichever is higher.
7The charter rate was US$9,000 per day for
the first thirty-five (35) days of the charter period.
8Estimated date.
9The charter rate was US$13,000 per day for
the first thirty (30) days of the charter period.
10The charter rate was US$6,300 per day for
the first trip of the charter period.
11Bareboat chartered-in for a period of eight years.

Factors Affecting Our Results of Operations
We believe that our results of operations are affected by the following factors:
(1)
Average
number
of
vessels
is
the
number
of
vessels
that
constituted
our
fleet
for
the
relevant
period,
as
measured by
the
sum
of
the
number
of
days
each
vessel
was
a
part
of
our
fleet
during
the
period divided by the number of calendar days in the period.
(2)
Ownership
days
are
the
aggregate
number of
days in
a
period
during
which each
vessel
in
our
fleet has
been owned
by us.
Ownership days
are an
indicator of
the size
of our
fleet over
a period
and
affect both the amount of revenues and the amount of expenses that we record during a period.
(3)
Available days are the
number of our ownership days less
the aggregate number of days that
our
vessels
are
off-hire
due
to
scheduled
repairs
or
repairs
under
guarantee,
vessel
upgrades
or
special
surveys
and the
aggregate amount
of
time
that we
spend
positioning our
vessels for
such events.
The
shipping industry
uses available
days to
measure the
number of
days in
a period
during which
vessels
should be capable of
generating revenues. Our method of
computing available days may not necessarily
be comparable to available days of other companies.
(4)
Operating days
are the
number of
available days
in a
period less
the aggregate
number of
days
that
our
vessels
are
off-hire
due
to
any
reason,
including
unforeseen
circumstances.
The
shipping
industry uses operating days
to measure the aggregate number
of days in a
period during which vessels
actually generate revenues.
(5)
We calculate
fleet utilization
by dividing
the number
of our
operating days
during a
period by
the
number of
our available days
during the period.
The shipping
industry uses fleet
utilization to measure
a
company's
efficiency
in
finding
suitable
employment
for
its
vessels
and minimizing
the
number of
days
that its
vessels are
off-hire for
reasons other
than scheduled
repairs or
repairs under
guarantee, vessel
upgrades, special surveys or vessel positioning for such events.
(6)
Time
charter
equivalent
rate,
or
TCE,
is
defined
as
our
time
charter
revenues
less
voyage
expenses during
a period
divided by
the number
of our
available days
during the
period. Our
method of
computing
TCE
rate
may
not
necessarily
be
comparable
to
TCE
rates
of
other
companies
due
to
differences
in
methods
of
calculation.
TCE
is
a
non-GAAP
measure,
and
management
believes
it
is
useful
to
investors
because
it
is
a
standard
shipping
industry
performance
measure
used
primarily
to
compare daily
earnings generated
by vessels
on time
charters with
daily earnings
generated by
vessels
on
voyage
charters,
because
charter
hire
rates
for
vessels
on
voyage
charters
are
generally
not
expressed
in
per
day
amounts
while
charter
hire
rates
for
vessels
on
time
charters
are
generally
expressed
in
such
amounts.
TCE
is
used
by
management
to
assess
and
compare
the
vessels’
profitability.
(7)
Daily
vessel
operating
expenses,
which
include
crew
wages
and
related
costs,
the
cost
of
insurance,
expenses
relating
to
repairs
and
maintenance,
the
costs
of
spares
and
consumable
stores,
tonnage taxes
and other
miscellaneous expenses,
are calculated
by dividing
vessel operating
expenses
by ownership days for the relevant period.
The following table reflects such factors for the periods indicated:

For the six months ended June 30,
2026 2025
Ownership days 6,516 6,768
Available days 6,471 6,632
Operating days 6,456 6,602
Fleet utilization 99.8% 99.5%
Time charter equivalent (TCE) rate $ 16,309 $ 15,615
The following table reflects the calculation of our TCE rates for the periods presented:
For the six months ended June 30,
2026 2025
in thousands of US Dollars, except for days and
TCE rates
Time charter revenues $ 112,020 $ 109,625
less: Voyage expenses (6,483) (6,064)
Time charter equivalent revenues 105,537 103,561
Available days 6,471 6,632
Time charter equivalent (TCE) rate $ 16,309 $ 15,615
Time Charter Revenues
Our revenues are driven primarily by
the number of vessels in our
fleet, the number of days during which
our
vessels
operate
and
the
amount
of
daily
charter
hire
rates
that
our
vessels
earn
under
charters,
which, in turn, are affected by a number of factors, including:
●
the duration of our charters;
●
our decisions relating to vessel acquisitions and disposals;
●
the amount of time that we spend positioning our vessels;
●
the amount of time that our vessels spend in drydock undergoing repairs;
●
maintenance and upgrade work;
●
the age, condition and specifications of our vessels;
●
levels of supply and demand in the dry bulk shipping industry.
Vessels
operating on time
charters for a
certain period of
time provide more
predictable cash flows
over
that
period
of
time
but
can
yield
lower
profit
margins than
vessels
operating in
the
spot
charter market
during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate
revenues
that
are
less
predictable
but
may
enable
their
owners
to
capture
increased
profit
margins during
periods of
improvements in
charter rates
although their owners
would be
exposed to the
risk of
declining charter rates,
which may have
a materially adverse
impact on financial
performance. As

we employ vessels
on period charters,
future spot charter
rates may be
higher or lower
than the rates
at
which
we
have
employed
our
vessels
on
period
charters.
Our
time
charter
agreements
subject
us
to
counterparty risk.
In depressed
market conditions,
charterers may
seek to
renegotiate the
terms of
their
existing
charter
parties
or
avoid
their
obligations
under
those
contracts.
Should
a
counterparty
fail
to
honor their obligations under agreements with
us, we could sustain significant
losses which could have a
material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We
incur
voyage
expenses
that
mainly
include
commissions
because
all
of
our
vessels
are
employed
under
time
charters that
require the
charterer to
bear voyage
expenses such
as
bunkers (fuel
oil),
port
and canal
charges. Although
the charterer
bears the
cost of
bunkers, we
also have
bunker gain
or loss
deriving
from
the
price
differences
of
bunkers.
When
a
vessel
is
delivered
to
a
charterer,
bunkers
are
purchased
by
the
charterer
and
sold
back
to
us
on
the
redelivery
of
the
vessel.
Bunker
gain,
or
loss,
results
when
a
vessel
is
redelivered
by
her
charterer
and
delivered
to
the
next
charterer
at
different
bunker prices, or quantities.
We
currently pay
commissions ranging
from
4.75% to
5.00% of
the
total
daily charter
hire rate
of
each
charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the
number of brokers
involved with arranging the
charter. In
addition, we pay
a commission to
DWM and to
DSS for
those vessels
for which
they provide
commercial management services.
The commissions
paid
to
DSS
are
eliminated
from
our
consolidated
financial
statements
as
intercompany
transactions.
The
effect
of
bunker
prices
cannot
be
determined,
as
a
gain
or
loss
from
bunkers
results
mainly
from
the
difference in
the value
of bunkers
paid by
the Company
when the
vessel is
redelivered to
the Company
from the
charterer under
the vessel’s
previous time
charter agreement
and the
value of
bunkers sold
by
the Company when the vessel is delivered to a new charterer.
Vessel Operating Expenses
Vessel
operating
expenses
include
crew
wages
and
related
costs,
the
cost
of
insurance,
expenses
relating
to
repairs
and
maintenance,
the
cost
of
spares
and
consumable
stores,
tonnage
taxes,
environmental plan costs and health, safety, quality and vetting. Our vessel operating expenses generally represent fixed costs.
Vessel Depreciation
The
cost
of
our
vessels
is
depreciated
on
a
straight-line
basis
over
the
estimated
useful
life
of
each
vessel. Depreciation is based on the
cost of the vessel less
its estimated salvage value. We
estimate the
useful life of
our dry bulk
vessels to be
25 years from the
date of initial
delivery from the
shipyard, which
we believe
is common
in the
dry bulk
shipping industry.
Furthermore, we estimate
the salvage
values of
our
vessels
based
on
historical
average
prices
of
the
cost
of
the
light-weight
ton
of
vessels
being
scrapped.
General and Administrative Expenses
We
incur
general
and
administrative
expenses
which
include
our
onshore
related
expenses
such
as
payroll
expenses
of
employees,
executive
officers,
directors
and
consultants,
compensation
cost
of
restricted stock
awarded to
senior management
and non-executive
directors, traveling,
promotional and
other
expenses
of
the
public
company,
such
as
legal
and
professional
expenses
and
other
general
expenses. General
and administrative
expenses are
not affected
by the
size of
the fleet.
However,
they

are affected by the exchange rate of the Euro to US Dollars, as about half of our administrative expenses
are in Euro.
Interest and Finance Costs
We incur interest expenses and financing costs in
connection with vessel-specific debt, senior unsecured
bond
and
finance
liabilities.
As
of
June
30,
2026,
total
long-term
debt
amounted
to
$503.1
million
and
finance liabilities amounted to $109.1 million.
We
manage
our
exposure
to
interest
rates
by
maintaining
a
mix
of
floating
and
fixed
interest
rate
financing agreements. Floating rate agreements include secured loan facilities and fixed rate agreements include
leases
and
our
senior
unsecured
bond.
Also,
in
2023,
we
entered
into
an
interest
rate
swap
for 30% of our $100 million loan facility with DNB, dated June 26, 2023, under which we pay fixed interest
and receive floating.
Inflation
Since
2022
there
have been
significant
global
inflationary pressures
which have
affected
our
operating
and drydocking costs.
Results of Operations
Six months ended June 30, 2026, compared to the six months ended
June 30, 2025
Time charter revenues.
Time charter
revenues increased by
$2.4 million, or
2%, to $112.0
million for the
six months ended
June 30, 2026,
compared to $109.6 million
for the
same period of
2025. The increase
in time
charter revenues
was due
to
the
increased average
time charter
equivalent rate
of $16,309
per
vessel
per
day
that
the
Company
achieved
for
its
vessels
in
the
six
months
ended
June
30,
2026,
compared to
$15,615 in
the same
period of
2025, representing
a 4%
increase. This
increase was
partly
offset
by the
decreased operating
days in
the six
months ended
June 30,
2026, compared
to the
same
period
last
year,
resulting
from
the
decrease
in
the
size
of
the
fleet
compared
to
the
same
period
last
year.
Operating
days
for
the
six
months
ended
June
30,
2026,
were
6,456
compared
to
6,602
for
the
same period of 2025.
Voyage
expenses.
Voyage
expenses increased
by $0.4
million, or
7%, to
$6.5 million
in the
six months
ended
June
30,
2026,
compared
to
$6.1
million
in
the
six
months
ended
June
30,
2025.
The
increase
was
primarily
attributable to
higher miscellaneous
voyage
expenses, which
amounted to
$0.7
million
in
the six months ended
June 30, 2026, compared to
$0.3 million in the
same period of 2025.
The increase
was
also
attributable
to
higher
commissions,
which
increased
by
4%
to
$5.7
million
in
the
six
months
ended
June
30,
2026,
from
$5.5
million
in
the
same
period
in
2025,
primarily
as
a
result
of
increased
revenues. These
increases were
partially offset
by the
absence of
losses on
bunkers in
the
six months
ended
June
30,
2026,
compared
to
losses
of
$0.3
million
in
the
same
period
of
2025.
The
loss
on
bunkers was
mainly due
to the
difference in
the price
of bunkers
paid by
the Company
to the
charterers
on the redelivery of
the vessels from the
charterers under the previous charter
party agreements and the
price
of
bunkers
paid
by
charterers
to
the
Company
on
the
delivery
of
the
same
vessels
to
their
charterers under new charter party agreements.
Vessel operating expenses.
Vessel operating expenses increased by
$0.4 million, or 1%, to $40.4 million
in
the
six
months
ended
June
30,
2026,
compared
to
$40.0
million
in
the
six
months
ended
June
30,
2025.
The
increase
occurred
despite
the
operation
of
a
smaller
fleet
during
the
2026
period
and
was
primarily attributable to higher spares, repairs,
stores and supplies expenses. On
a per vessel-day basis,

operating expenses increased, reflecting crew wages increases and elevated travel expenses associated with
crew
changes,
higher
repairs
and
spares.
Total
daily
operating
expenses
were
$6,203
in
the
six
months ended June 30, 2026, compared to $5,905 in the six months ended
June 30, 2025.
Depreciation
and
amortization
of
deferred
charges.
Depreciation
and
amortization
of
deferred
charges
increased by
$1.4 million, or
6%,
to
$24.2 million in
the
six
months
ended
June
30,
2026, compared
to
$22.8
million
in
the
six
months
ended
June
30,
2025.
The
increase
was
primarily
driven
by
higher
amortization
of
deferred
drydocking
and
special
survey
costs,
reflecting
the
large
number
of
vessels
that
completed
scheduled
drydockings
and
special
surveys
in
the
second
half
of
2025,
increasing
the
amortization
cost
base.
The
increase
was
partially
offset
by
lower
depreciation
expense
due
to
the
reduction in the size of the Company's fleet.
General and administrative
expenses
. General and
administrative expenses
decreased by
$0.1 million,
or
1%, to
$17.0 million
in the
six months
ended June
30, 2026,
compared to
$17.1 million
in the
six months
ended
June
30,
2025.
The
decrease
was
primarily
attributable
to
lower
restricted
stock
compensation
expense in
the six
months ended
June 30,
2026 compared
to the
corresponding period
in 2025,
resulting
from the accelerated vesting of restricted shares granted to two board members who resigned in May 2025.
The decrease was partially offset by higher payroll costs, consultancy fees and travel expenses.
Gain on sale
of vessels
. Gain on
sale of
vessels amounted to
$1.5 million in
the six
months ended June
30, 2025, which is attributed to the sale of vessel Alcmene during the first quarter of 2025.
Interest expense and finance costs.
Interest and finance costs decreased by $2.5 million or 11%
to $19.4
million in
the six
months ended
June 30,
2026, compared to
$21.9 million in
the six
months ended
June
30,
2025.
The
decrease
was
primarily
attributable
to
lower
average
outstanding
balances
of
debt
and
finance lease liabilities, as well as lower interest rates.
Interest
and
other
income.
Interest
and
other
income
costs
increased
by
$2.9
million
or
76%
to
$6.7
million in
the
six months
ended June
30, 2026,
compared to
$3.8 million
in the
six months
ended June
30,
2025.
This
increase
is
attributed
to
the
dividend
income
of
$5.4
million
received
in
the
six
months
ended June 30, 2026, from
the investment in Genco Shipping
& Trading Limited (“Genco”).
The increase
was partially offset
by lower interest income
resulting from a lower
average balance of time
deposits and
lower interest rates compared to the same period in 2025.
Gain(loss)
on
derivative instruments.
Gain on
derivative instruments amounted to
$0.2
million
in
the
six
months
ended June
30,
2026,
compared
to
a
loss
of
$0.2
million
in
the
same
period
of
2025, which
is
mainly
attributable
to
the
fair
value
change
of
the
interest
rate
swap
with
DNB
which
the
Company
entered into on July 6, 2023.
Gain/(loss) on related party investments.
Loss on related
party investments
amounted
to $0.1 million
in the
six
months ended
June 30,
2026, compared
to a
gain
of $2.5
million for
the
same period
of
2025.
The
variance principally reflects changes in the fair value of the Company's investment in OceanPal, including the effects of equity issuances by OceanPal that diluted the Company's ownership interest.
Gain/(Loss)
on
equity
securities.
Gain
on
equity securities
amounted to
$40.7
million
in
the
six months
ended
June
30,
2026,
compared
to
a
loss
of
$0.4
million
in
the
same
period
in
2025.
The
variance
primarily reflects changes
in the fair
value of the
Company's investment in
Genco, driven by
an increase
in Genco's
share price during
the first
half of
2026, compared to
a decrease in
its share price
during the
first half of 2025.

Gain/(loss)
on
warrants.
Loss
on
warrants
amounted
to
$1.1
million
in
the
six
months
ended
June
30,
2026, compared to
a gain
of $0.5
million for the
same period
of 2025,
which is mainly
attributable to the
remeasurement
of
warrant
liability
and
the
gain
or
loss
from
the
settlement
of
the
warrants
that
were
exercised.
Loss from
equity method investments.
Loss from equity
method investments amounted
to $0.4
million in
the six
months ended
June 30,
2026, compared
to $0.7
million in
the six
months ended
June 30,
2025.
The
loss
for
the
six
months
ended
June
30,
2026
primarily
reflects
the
Company's
losses
from
the
investments
in
Diana
Mariners,
Ecogas,
Bergen
Ultra
and
DWM,
amounting
to
$0.8
million,
partially
offset by the gain from the investment in Windward of $0.4 million.
B.
Liquidity and Capital Resources
Historically,
we
finance
our
short-term
and
long-term
capital
requirements
with
cash
from
operations,
cash balances,
equity contributions from shareholders,
long-term bank debt, finance
liabilities and senior
unsecured
bonds.
Our
main
uses
of
funds
have
been
capital
expenditures
for
the
acquisition
and
construction of
new vessels,
expenditures incurred
in connection
with ensuring
that our
vessels comply
with international and
regulatory standards, repayments
of bank
loans, repurchase of
our common stock
and payment of dividends.
Our short-term
liquidity requirements include
funding the
installments for
the construction
of two
vessels
with
expected
deliveries
in
2027
and
2028,
funding
the
construction
of
an
office
building,
payments
of
committed capital under the terms of our joint ventures in Windward and Ecogas, expenditures relating to scheduled
drydock
and
special
surveys
of
our
vessels
to
comply
with
international
and
regulatory
standards,
payments
of
interest
and
principal
installments
under
our
bank
loans,
our
bond,
and
lease
agreements
and
payment
of
dividends,
common
and
preferred.
Our
primary
sources
of
short-term
liquidity
include
cash
generated
from
operating
activities,
available
cash
balances,
proceeds
from
the
exercise of warrants and vessel sales.
Our
long-term
liquidity
requirements
include
funding
our
newbuilding
vessel
installments,
interest
and
principal
payments
on
outstanding
debt,
bond,
and
lease
agreements,
loan
maturities,
payment
of
dividends,
common
and
preferred,
if
declared
by
the
board
of
directors,
expenditures
for
drydock
and
special surveys
as they become
due. Sources of
funding for
our long-term
liquidity requirements include
cash
flows
from
operations,
available
cash
balances,
bank
borrowings,
issuance
of
debt
and
equity
securities, and vessel sales.
As
of
June
30,
2026,
and
December
31,
2025,
working
capital,
which
is
current
assets
minus
current
liabilities,
including
the
current
portion
of
long-term
debt,
was
$141.4
million
and
$155.3
million,
respectively.
The decrease in
working capital
is primarily
attributable to the
increase in
current liabilities,
due to the reclassification of the
outstanding balance of the DNB loan from long-term
to current liabilities,
as a result
of discussions on the
margin reset provisions included in
the loan agreement, which
have not
yet commenced. The decrease was partly offset by an increase in investments in equity securities related to
our
investment
in
Genco.
We
believe
that
our
working
capital
is
sufficient
to
cover
our
short-term
requirements.
Cash and
cash equivalents,
including restricted
cash, was
$117.9
million on
June 30,
2026, and
$122.3
million
on
December
31,
2025.
Restricted
cash,
non-current,
which
represents
minimum
liquidity
requirements under our
loan facilities, as
of June 30,
2026, and December
31, 2025, amounted
to $18.0
million and $18.0 million, respectively.
Restricted cash, current consists of loan proceeds
maintained in a
pledged account in
order to reduce the
loan’s margin and
as of June
30, 2026, and December
31, 2025,

amounting to $51.3
million and $53.8
million, respectively.
Our cash and
cash equivalents and
restricted
cash represent our available sources of liquidity to meet our short-
and long-term obligations.
Net Cash Provided by Operating Activities
Net cash
provided by
operating activities
increased by
$12.0 million, or
47%.
For the
six months
ended
June
30,
2026,
net
cash
provided
by
operating
activities
was
$37.8 million
compared
to
net
cash
provided
by
operating
activities
of
$25.8 million
in
the
six
months
ended
June
30,
2025.
This
increase
was primarily due to
lower drydocking and special survey
costs, as a result
of a lower number
of vessels
undergoing such surveys, as well as higher revenues resulting from increased average time charter rates
achieved by our fleet.
Net Cash Used in Investing Activities
Net
cash
used
in
investing
activities
was
$4.1
million
for
the
six
months
ended
June
30,
2026,
which
consists
of
$0.6
million
paid
for
vessel
acquisitions
and
improvements;
$3.7
million
of
proceeds
as
a
return of capital from the sale by
Bergen Ultra, an equity method investee, of the vessel
DSI Drammen in
the
first
quarter
of
2026;
$8.5
million
paid
for
investments
consisting
of
$6.3
million
advances
to
Windward and Ecogas to
fund the construction of
vessels and $2.2
million of transaction-related costs
in
connection
with
our
offer
to
acquire
Genco;
$3.7
million
proceeds
from
the
sale
of
148,603
shares
of
Genco; $0.4
million advanced as
a loan
to Diana
Mariners and
$1.8 million paid
to acquire
property and
other assets.
Net
cash
used
in
investing
activities
was
$29.3 million
for
the
six
months
ended
June
30,
2025,
which
consists of $0.7 million paid for vessel acquisitions and improvements; $11.5 million of proceeds from the
sale of
the vessel
Alcmene during the
first quarter
of 2025;
$40.3 million paid
for investments
consisting
of $15.5 million
advances to Windward
and Ecogas to
fund the construction
of vessels and
$24.8 million
for
the
acquisition
of
equity
securities
of
Genco;
$3.5
million
received
as
return
of
capital
due
to
the
revaluation
of
our
investment
in
Windward
resulting
from
the
admission
of
a
new
partner
to
the
joint
venture;
$17.5
million
of
proceeds
from
the
maturity
of
time
deposits
placed
in
the
prior
year;
$20.0
million
placed
in
time
deposits
with
maturities
of
over
three
months
and
$0.8
million
paid
to
acquire
property and other assets.
Net Cash Used in Financing Activities
Net
cash
used
in
financing
activities
was
$38.1 million
for
the
six
months
ended
June
30,
2026,
which
consists of
$31.1 million of
debt repayments;
$2.1 million proceeds
from the
issuance of
common stock;
$2.9
million
and
$2.5
million
of
dividends
paid
on
our
Series
B
Preferred
Stock
and
common
stock,
respectively and; $3.7 million
of commitment fees
paid under the
committed facility related to
our offer to
acquire Genco.
Net
cash
used
in
financing
activities
was
$56.6 million
for
the
six
months
ended
June
30,
2025,
which
consists of $23.0 million payment for
the repurchase of common stock; $28.4 million
of debt repayments;
and $2.9
million and
$2.3 million
of dividends
paid on
our Series
B Preferred
Stock and
common stock,
respectively.

Page
DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2026 (unaudited) and December
31, 2025
......
F-2
Unaudited Consolidated Statements of Income for the six months ended June 30,
2026 and
2025
................................
................................
................................
................................
......
F-3
Unaudited
Consolidated
Statements
of
Comprehensive
Income
for
the
six
months
ended
June 30, 2026 and 2025
................................
................................
................................
.........
F-3
Unaudited Consolidated Statements
of Stockholders' Equity
for the
six months
ended June
30, 2026 and 2025 ................................................................
................................
.................
F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June
30, 2026
and 2025
................................
................................
................................
................................
F-5
Notes to Unaudited Interim Consolidated Financial Statements
................................
.............
F-6

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2026 (unaudited) and December 31,
2025
(Expressed in thousands of U.S. Dollars – except
for share and per share data)
June 30, 2026 December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents $
48,678
$
50,505
Restricted cash, current (Note 7)
51,250
53,750
Accounts receivable, trade
6,683
3,739
Due from related parties (Note 3)
1,370
1,157
Inventories
4,396
4,137
Prepaid expenses and other assets
8,674
8,828
Investments in equity securities (Note 4(b))
155,235
118,194
Investments in a related party (Note 4(a))
237
338
Equity method investment, current (Note 3 (b))
62
4,227
Total Current Assets
276,585
244,875
Fixed Assets:
Advances for vessels under construction (Note 5)
21,477
20,877
Vessels, net (Note 5)
759,243
777,938
Property and equipment, net (Note 6)
29,165
27,848
Total fixed assets
809,885
826,663
Other Noncurrent Assets
Restricted cash, non-current (Note 7)
18,000
18,000
Equity method investments (Note 3)
58,382
53,875
Other non-current assets (Note 3(d) and 4(b))
4,985
31
Deferred costs
27,564
26,748
Total Non-current Assets
918,816
925,317
Total Assets $
1,195,401
$
1,170,192
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Long-term debt, current, net of deferred financing
costs (Note 7)
$
88,670
$
50,281
Finance liabilities, current (Note 8)
10,264
10,041
Accounts payable
11,754
10,611
Due to related parties (Note 2)
241
89
Accrued liabilities
17,071
13,444
Deferred revenue
4,675
4,970
Warrant liability, current (Note 10(g))
2,352
-
Fair value of derivatives (Note 7)
109
144
Total Current Liabilities
135,136
89,580
Non-current Liabilities
Long-term debt, net of current portion and deferred
financing costs (Note 7)
409,012
472,528
Finance liabilities, net of current portion (Note 8)
98,109
103,259
Fair value of derivatives (Note 7)
-
217
Warrant liability (Note 10(g))
-
1,330
Other non-current liabilities
1,692
865
Total Noncurrent Liabilities
508,813
578,199
Commitments and contingencies (Note 9)
- -
Stockholders' Equity
Preferred stock (Note 10)
26
26
Common stock, $
0.01
par value;
1,000,000,000
shares authorized and
124,413,701
and
115,787,434
issued and outstanding on June 30, 2026,
and December 31, 2025,
respectively (Note 10)
1,244
1,158
Additional paid-in capital
1,131,921
1,126,049
Accumulated other comprehensive income
2,185
3,648
Accumulated deficit
(583,924)
(628,468)
Total Stockholders' Equity
551,452
502,413
Total Liabilities and Stockholders' Equity
$
1,195,401
$
1,170,192
The accompanying notes are an integral part of
these unaudited interim consolidated financial statements

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS
OF INCOME
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2026 2025
REVENUES:
Time charter revenues $
112,020
$
109,625
OPERATING EXPENSES
Voyage expenses
6,483
6,064
Vessel operating expenses (Note 2)
40,421
39,962
Depreciation and amortization of deferred charges
24,160
22,839
General and administrative expenses (Note 2)
17,022
17,133
Management fees to a related party (Note 3(a))
555
636
Gain on sale of vessels
-
(1,500)
Other operating loss/(income)
(21)
460
Operating income, total $
23,400
$
24,031
OTHER INCOME/(EXPENSE)
Interest expense and finance costs (Notes 11 and 4 (b))
(19,427)
(21,890)
Interest and other income
6,655
3,778
Gain/(loss) on derivative instruments, net (Note 7)
201
(227)
Gain/(loss) on related party investments (Note 4(a))
(100)
2,482
Gain/(loss)
on equity securities (Note 4(b))
40,683
(403)
Gain/(loss) on warrants (Note 10(g))
(1,086)
515
Loss from equity method investments (Note 3)
(418)
(747)
Total other income/(expenses), net $
26,508
$
(16,492)
Net income $
49,908
$
7,539
Dividends on series B preferred shares (Notes 10(b) and 12)
(2,884)
(2,884)
Net income attributable to common stockholders $
47,024
$
4,655
Earnings per common share, basic
(Note 12)
$
0.42
$
0.04
Earnings per common share, diluted
(Note 12)
$
0.41
$
0.04
Weighted average number of common shares outstanding, basic
(Note
12)
113,219,648
110,095,604
Weighted average number of common shares outstanding, diluted
(Note
12)
113,584,563
110,095,604
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars)
2026 2025
Net income $
49,908
$
7,539
Currency translation adjustment
(1,463)
3,208
Other comprehensive income/(loss)
(1,463)
3,208
Comprehensive income $
48,445
$
10,747
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars – except
for share and per share data)
Preferred Stock
Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
# of Shares
Par
Value
# of
Shares
Par
Value
# of
Shares
Par
Value # of Shares
Par
Value
Additional
Paid-in
Capital
Other
Comprehensive
Income
Accumulated
Deficit Total Equity
BALANCE, December 31,
2024
2,600,000
$
26
10,675
$
-
400
$
-
125,203,405
$
1,252
$
1,139,363
$
312
$
(635,896)
$
505,057
Net income - - - - - - - - - -
7,539
7,539
Issuance of Common Stock
(Note 10(g)
- - - - - -
12,802
-
16
- -
16
Issuance of Restricted Stock
and Compensation Cost
(Note 10(h)) - - - - - -
2,000,000
20
5,250
- -
5,270
Stock repurchased and
retired (Note 10(e)) - - - - - -
(11,442,645)
(114)
(22,934)
- -
(23,048)
Dividends on Common Stock
($
0.02
per share) (Note 10(f)
- - - - - - - - - -
(2,316)
(2,316)
Dividends on Preferred Stock
($ 1.109375
per share) (Note
10(b)
- - - - - - - - - -
(2,884)
(2,884)
Other Comprehensive
Income - - - - - - - - -
3,208
-
3,208
BALANCE, June 30, 2025
2,600,000
$
26
10,675
$
-
400
$
-
115,773,562
$
1,158
$
1,121,695
$
3,520
$
(633,557)
$
492,842
BALANCE, December 31,
2025
2,600,000
$
26
10,675
$
-
400
$
-
115,787,434
$
1,158
$
1,126,049
$
3,648
$
(628,468)
$
502,413
Net income - - - - - - - - - -
49,908
49,908
Issuance of Common Stock
(Note 10(g)
- - - - - -
876,267
9
2,031
- -
2,040
Issuance of Restricted Stock
and Compensation Cost
(Note 10(h)) - - - - - -
7,750,000
77
3,841
- -
3,918
Dividends on Common Stock
($
0.02
per share) (Note
10(f)) - - - - - - - - - -
(2,480)
(2,480)
Dividends on Preferred Stock
($ 1.109375
per share) (Note
10(b)) - - - - - - - - - -
(2,884)
(2,884)
Other Comprehensive loss - - - - - - - - -
(1,463)
-
(1,463)
BALANCE, June 30, 2026
2,600,000
$
26
10,675
$
-
400
$
-
124,413,701
$
1,244
$
1,131,921
$
2,185
$
(583,924)
$
551,452
The accompanying notes are an integral part of
these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars)
2026 2025
Cash Flows from Operating Activities:
Net income $
49,908
$
7,539
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of deferred charges
24,160
22,839
Amortization of debt issuance costs (Note 11)
1,040
1,073
Compensation cost on restricted stock (Note 10(h))
3,918
5,270
Change in fair value of derivatives (Note 7)
(252)
227
Gain on sale of vessels (Note 5)
-
(1,500)
Gain/(Loss) on related party investments (Note 4 (a))
100
(2,482)
Loss from equity method investments, net of dividend (Note 3)
418
767
(Gain)/loss on equity securities (Note 4(b))
(40,683)
403
(Gain)/loss on warrants (Note 10(g))
1,086
(515)
(Increase) / Decrease
Accounts receivable, trade
(2,944)
1,464
Due from related parties
162
96
Inventories
(259)
(140)
Prepaid expenses and other assets
140
(2,471)
Increase / (Decrease)
Accounts payable
(584)
2,002
Due to related parties
152
(25)
Accrued liabilities
2,949
(1,945)
Deferred revenue
(295)
(162)
Other non-current liabilities
828
139
Drydock cost
(2,010)
(6,744)
Net Cash Provided by Operating Activities $
37,834
$
25,835
Cash Flows from Investing Activities:
Payments for vessels under construction and vessel improvements (Note 5)
(643)
(727)
Proceeds from sale of vessels, net of expenses (Note 5)
-
11,535
Return of capital from equity method investment (Note 3)
3,675
3,505
Payments to acquire investments (Note 3 and 4 (b))
(8,539)
(40,295)
Proceeds from sale of investments (Note 4 (b))
3,642
-
Time deposit placements
-
(20,000)
Time deposits maturities
-
17,500
Loan to related party, net
(390)
-
Payments to acquire property, furniture and fixtures (Note 6)
(1,822)
(851)
Net Cash Used in Investing Activities $
(4,077)
$
(29,333)
Cash Flows from Financing Activities:
Proceeds from issuance of common stock, net of fees (Note 10(g))
2,097
69
Payments of dividends, preferred stock (Note 10(b))
(2,884)
(2,884)
Payments of dividends, common stock (Note 10(f))
(2,480)
(2,316)
Payments for repurchase of common stock (Note 10(e))
-
(23,048)
Payments of financing costs (Note 4 (b))
(3,722)
-
Repayments of long-term debt and finance liabilities (Notes 7 and 8)
(31,095)
(28,391)
Net Cash Used in Financing Activities $
(38,084)
$
(56,570)
Cash, Cash Equivalents and Restricted Cash, Period Decrease
(4,327)
(60,068)
Cash, Cash Equivalents and Restricted Cash, Beginning Balance
122,255
143,666
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
117,928
$
83,598
RECONCILIATION OF CASH, CASH EQUIVALENTS
AND RESTRICTED CASH
Cash and cash equivalents $
48,678
$
65,098
Restricted cash, current
51,250
-
Restricted cash, non-current
18,000
18,500
Cash, Cash Equivalents and Restricted Cash, Total $
117,928
$
83,598
SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investment-related expenses
2,298
-
Interest paid, net of amounts capitalized $
10,995
$
21,246
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.
Basis of Presentation and General Information and Recent Accounting
Pronouncements
The
accompanying
unaudited
interim
consolidated
financial
statements
include
the
accounts
of
Diana
Shipping Inc., or DSI and its
wholly owned subsidiaries (collectively,
the “Company”). DSI was formed on
March
8,
1999,
as
Diana
Shipping
Investment
Corp.
under
the
laws
of
the
Republic
of
Liberia.
In
February
2005,
the
Company’s
articles
of
incorporation were
amended. Under
the
amended articles
of
incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of
Liberia to the Republic of the Marshall Islands.
The
accompanying
unaudited
interim
consolidated
financial
statements
have
been
prepared
in
accordance
with
U.S.
generally
accepted
accounting
principles,
or
U.S.
GAAP,
for
interim
financial
information.
Accordingly,
they
do
not
include
all
the
information
and
notes
required
by
U.S.
GAAP
for
complete
financial
statements.
These
unaudited
interim
consolidated
financial
statements
have
been
prepared on the
same basis and
should be read
in conjunction with
the financial statements
for the year
ended
December
31,
2025
included
in
the
Company’s
Annual
Report
on
Form
20-F
filed
with
the
Securities and
Exchange Commission on
March 13,
2026 and,
in the
opinion of
management, reflect
all
normal
recurring
adjustments
considered
necessary
for
a
fair
presentation
of
the
Company's
financial
position,
results
of
operations
and
cash
flows
for
the
periods
presented.
Operating
results
for
the
six
months ended June
30, 2026, are
not necessarily indicative
of the results
that might be
expected for the
fiscal year ending December 31, 2026.
The
consolidated
balance
sheet
as
of
December 31,
2025,
has
been
derived
from
the
audited
consolidated
financial
statements
as
of
that
date,
but
does
not
include
all
information
and
footnotes
required by U.S. GAAP for complete financial statements.
The Company
is engaged
in the
ocean transportation
of dry
bulk cargoes
worldwide mainly
through the
ownership
and
bareboat
charter
in
of
dry
bulk
carrier
vessels.
The
Company
operates
its
own
fleet
through
Diana
Shipping
Services
S.A.
(or
“DSS”),
a
wholly
owned
subsidiary
and
through
Diana
Wilhelmsen Management Limited, or DWM, a
50
% owned joint venture (Note 3(a)). The fees paid to DSS
are eliminated on consolidation.
The Company
has determined
that it
operates under
one
reportable segment,
that of
operating dry
bulk
vessels,
and
the
assets
of
such
segment
are
presented
under
the
caption
Total
assets
in
the
accompanying
unaudited
interim
condensed
consolidated
balance
sheets.
The
segment's
significant
expenses regularly provided
to chief
operating decision maker
(“CODM”) are the
consolidated expenses
as
presented
on
the
face
of
the
unaudited
interim
condensed
consolidated
statements
of
income.
The
accounting policies
applied to
the reportable
segment are
the same
as those
used in
the preparation
of
the Company's consolidated
financial statements included in
the Company's Annual
Report on Form
20-
F for the year ended December 31, 2025.
Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion
of the
Company’s significant
accounting policies
can be
found in
Note 2
to the
Company’s
Consolidated
Financial
Statements
included
in
the
Annual
Report
on
Form
20-F
for
the
year
ended
December
31,
2025.
There
have
been
no
material
changes
to
these
policies
in
the
six
months
ended
June 30, 2026, except for as discussed below:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Nonrevolving Loan Commitment Fees
During
the
six
months
ended
June
30,
2026,
the
Company
adopted
a
change
in
its
accounting
policy
related to
loan commitment
fees. Previously,
loan commitment
fees were
expensed as
incurred or
were
capitalized as
part of the
vessels' construction cost.
Under the
new policy,
in accordance with
ASC 310-
20-25-11,
commitment
fees
are
deferred
until
the
debt
is
drawn
and
are
subsequently
presented
as
a
contra-liability to the debt and amortized using the effective interest method.
Management
believes
that
this
change
results
in
a
more
appropriate
presentation
of
the
Company’s
financial position and results of operations.
The Company applied this change prospectively from the date of adoption, as the impact of the change in
accounting policy on the Company’s consolidated financial statements for prior periods was not material.
New Accounting Pronouncements
In
May
2026, the
FASB
issued
Accounting
Standards Update
No.
2026-02,
Environmental Credits
and
Environmental
Credit
Obligations
(Topic
818),
which
establishes
guidance
for
the
recognition,
measurement,
presentation
and
disclosure
of
environmental
credits
and
related
environmental
credit
obligations.
The
amendments
are
effective
for
annual
reporting
periods
beginning
after
December
15,
2027, including
interim periods
within those
annual reporting
periods, with
early adoption
permitted, and
are
required
to
be
applied retrospectively.
The
Company
is
currently
evaluating the
impact
of
adopting
this guidance on its consolidated financial statements and related disclosures.
2.
Transactions with related parties
a)
Altair
Travel
Agency
S.A.
(“Altair”):
The
Company
uses
the
services
of
an
affiliated
travel
agent, Altair,
which is controlled by
the Company’s CEO
Mrs. Semiramis Paliou.
Travel expenses for
the
six months ended June 30, 2026 and 2025
amounted to $
1,458
and $
1,426
, respectively,
and are mainly
included in vessel operating expenses in the accompanying unaudited interim consolidated statements of income. As of June 30, 2026 and December 31, 2025, an amount of $
241
and $
89
, respectively, was due
to Altair, included in due to related parties in the accompanying consolidated balance sheets.
b)
Steamship Shipbroking Enterprises Inc. or
Steamship:
Steamship is a company controlled by
the
Company’s
CEO Mrs.
Semiramis Paliou.
Steamship provides
brokerage services
to
DSI for
a
fixed
monthly fee,
payable quarterly
in advance,
commissions for
sale and
purchase activities
and expenses,
pursuant
to
a
Brokerage
Services
Agreement.
For
the
six
months
ended
June
30,
2026
and
2025,
brokerage
fees,
including
commissions
and
other
expenses,
amounted
to
$
2,150
and
$
2,136
,
respectively,
and
are
included
mainly
in
general
and
administrative
expenses
in
the
accompanying
unaudited
interim
consolidated
statements
of
income.
As
of
June
30,
2026,
and
December
31,
2025,
there
was
no
amount
due
to
Steamship.
On
March
30,
2026,
the
Company
and
DWM
entered
into
an
agreement
with
Steamship
whereby
certain
rights
and
obligations
relating
to
Fuel
EU
Maritime
compliance for
vessels managed
by the
Company and
DWM were
assigned to
Steamship. Pursuant
to
the
agreement,
the
Company
advanced
to
Steamship
$
335
for
settlement
of
FuelEU
penalties
due
in
2026.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

3.
Equity Method Investments
a)
Diana Wilhelmsen Management Limited, or DWM:
DWM is a joint venture between
Diana Ship
Management Inc., a
wholly owned subsidiary
of DSI, and
Wilhelmsen Ship Management
Holding AS, an
unaffiliated
third
party,
each
holding
50
%
of
DWM.
As
of
June
30,
2026
and
December
31,
2025,
the
investment
in
DWM
amounted
to
$
84
and
$
244
and
is
included
in
equity
method
investments
in
the
accompanying
consolidated
balance
sheets.
For
the
six
months
ended
June
30,
2026
and
2025,
the
investment in DWM resulted in a loss of $
159
and $
187
, respectively, included in loss from equity method
investments in the accompanying unaudited interim consolidated statements of income.
DWM
performs the
technical and
commercial management
of five
vessels in
the
Company’s
fleet
for
a
fixed monthly fee
and a percentage
of their gross
revenues. Management fees
for the six
months ended
June 30,
2026 and
2025 amounted
to $
555
and $
636
, respectively,
and are
presented as
management
fees
to
a
related
party
in
the
accompanying
unaudited
interim
consolidated
statements
of
income.
Commissions
for
the
six
months
ended
June
30,
2026
and
2025
amounted
to
$
168
and
$
163
,
respectively,
and are
included in voyage
expenses,
in the
accompanying unaudited interim
consolidated
statements
of
income. As
of
June 30,
2026 and
December 31,
2025, there
was an
amount of
$
10
and
$
239
, respectively, due from DWM included in due from related parties in the accompanying consolidated balance sheets.
b)
Bergen
Ultra
LP,
or
Bergen:
Bergen
is
a
limited
partnership
established
for
the
purpose
of
acquiring, owning, chartering and operating the vessel DSI Drammen in which the Company holds a
25
%
partnership interest.
On November
19, 2025,
Bergen entered
into an
agreement with
an unrelated
third
party
to
sell
DSI
Drammen
for
$
26,400
.
As
a
result,
the
Company
reclassified
its
equity
method
investment
to
current
assets.
On
January
29,
2026
and
following
delivery
of
the
vessel
to
the
new
owners, the Company received $
3,675
as a return of capital.
For
the
six months
ended June
30,
2026 and
2025, the
Company’s investment
in
Bergen resulted
in
a
loss of $
116
and $
60
, respectively, included in
loss from equity method investments in the accompanying
unaudited interim
consolidated statements
of income.
As of
June 30,
2026 and
December 31,
2025, the
investment in
Bergen amounted
to $
62
and $
4,227
, respectively,
included in
equity method
investment,
current, in the accompanying consolidated balance sheets.
The
Company
has
an
administrative
agreement
with
Bergen
under
which
it
provides
administrative
services. It also entered into a commission agreement pursuant to which it guaranteed Bergen’s loan and received
a
commission
of
0.8
%
per
annum
on
the
outstanding
loan
balance,
payable
quarterly.
Upon
completion of the vessel sale
and full repayment of Bergen’s
loan with Nordea, the Company’s
corporate
guarantee has been released.
For
the
six
months
ended
June
30,
2026
and
2025,
income
from
management
fees
from
Bergen
amounted to $
8
and $
8
, respectively,
included in time charter revenues.
Income from the loan
guarantee
amounted
to
$
184
and
$
25
,
respectively,
included
in
interest
and
other
income
in
the
accompanying
unaudited
interim
consolidated
statements
of
income.
As
of
June
30,
2026,
and
December
31,
2025,
amounts
due
from
Bergen
totaled
$
379
and
$
158
,
respectively,
and
are
included
in
due
from
related
parties.
On
June
4,
2026,
Bergen
declared
a
dividend
of
$
375
to
the
Company,
received
in
July
2026,
which
reduced the carrying amount
of the equity method
investment and is
included in due from
related parties
(Note 14).

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

c)
Windward
Offshore
GmbH,
or
Windward:
On
November
7,
2023,
the
Company
through
its
wholly owned subsidiary Diana
Energize Inc., or
Diana Energize, entered into
a joint venture
agreement,
with unrelated third party companies to form Windward Offshore GmbH & Co. KG, or Windward, based in
Germany,
for
the
purpose
of
establishing
and
operating
an
offshore
wind
vessel
company
that
aims
to
become
a
leading
provider
of
service
vessels
to
the
growing
offshore
wind
industry.
Diana
Energize
committed
to
a
capital
contribution
of
€
50.0
million,
corresponding
to
a
34.36
%
interest
in
the
limited
partnership, of which as of June 30, 2026, €
8.1
million remains outstanding (Note 9). As of June 30, 2026
and
December 31,
2025, the
investment in
Windward
amounted to
$
46,557
and
$
44,494
,
respectively,
which
includes
capital
contributions
of
$
48,573
and
$
45,440
and
is
included
in
equity
method
investments in the accompanying consolidated
balance sheets. For the
six months ended June 30,
2026
and
2025,
the
investment
in
Windward
resulted
in
a
gain
of
$
436
and
a
loss
of
$
476
,
respectively,
included
in
loss
from
equity
method
investments
in
the
accompanying
unaudited
interim
consolidated
statements
of
income.
As
of
June
30,
2026,
Windward
had
two
vessels
in
operation
and
two
vessels
under construction.
The third vessel was
delivered in early July
2026, while the fourth
vessel is expected
to be delivered in the fourth quarter of 2026.
d)
Diana
Mariners
Inc.,
or
Diana
Mariners:
On
September
12,
2023,
the
Company
through
its
wholly owned subsidiary Cebu Shipping Company Inc., or Cebu, acquired
24
% of Cohen Global Maritime
Inc.,
or
Cohen,
a
company
organized
in
the
Republic
of
the
Philippines
for
the
purpose
of
providing
manning agency services,
which in August 2024, was renamed Diana Mariners. As of June 30, 2026 and
December
31,
2025,
the
Company’s
investment
in
Diana
Mariners
amounted
to
$
22
and
$
383
,
respectively.
Amounts due from Diana Mariners
totaled $
981
and $
760
, respectively,
and are included in
due
from
related
parties,
in
the
accompanying consolidated
balance
sheets.
For
the
six
months
ended
June
30,
2026
and
2025,
the
investment
in
Diana
Mariners
resulted
in
a
loss
of
$
361
and
$
24
,
respectively,
which
is
included
in
loss
from
equity
method
investments
in
the
accompanying unaudited
interim
consolidated
statements
of
income.
As
of
June
30,
2026,
all
of
the
Company’s
ship-owning
subsidiaries
have
entered
into
manning
agreements
with
Diana
Mariners.
On
May
18,
2026,
the
Company
entered
into
a
loan
agreement
with
Diana
Mariners
Inc.,
pursuant
to
which
the
Company
provided
a
loan
of
$
400
for
general
corporate
purposes.
The
loan
matures
ten years
from
the
date
of
issuance
and
is
included
in
other
non-current
assets
in
the
accompanying
2026
consolidated
balance
sheet.
e)
Ecogas
Holding
AS,
or
Ecogas:
On
March
12,
2025,
the
Company,
through
a
wholly
owned
subsidiary Diana
Gas Inc.,
or Diana
Gas, entered
into a
joint venture
agreement with
an unrelated
third
party to
establish Ecogas,
a company
formed under
the laws
of Norway,
for the
purpose of
building
two
7,500 cbm
LPG vessels with
delivery in
2027. Under
the terms
of the
agreement, the
Company’s equity
commitment in
Ecogas is
$
18,464
, representing
an
80
% equity
interest. The
Company and
its strategic
partner hold equal voting rights of
50
% each, and as a result, the Company accounts for its investment in
Ecogas
under
the
equity
method
of
accounting.
As
of
June
30,
2026
and
December
31,
2025,
the
investment in Ecogas amounted to $
11,719
and $
8,754
, respectively, which includes capital contributions
of $
13,384
and $
10,248
, respectively. For the six months ended June 30, 2026, the investment in Ecogas resulted in
a loss
of
$
218
and is
included in
loss from
equity method
investments in
the
accompanying
unaudited interim consolidated statements of income.
4.
Investments in related parties and other
a)
OceanPal Inc.,
or OceanPal:
As of
June 30,
2026 and
December 31,
2025,
the Company
held
207
Series C
Convertible Preferred
Shares of
OceanPal. Series
C preferred
shares are
convertible into
common stock
at the
Company’s option,
have no
voting rights
and a
liquidation preference
equal to
the

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

stated value of $
1,000
. Dividends on each share of Series C Preferred Shares are cumulative and accrue at the rate of
8
% per annum. Dividends are payable in cash or, at OceanPal’s election, in kind.
For the six
months ended June
30, 2026 and
2025, dividend income
from the Series
C preferred shares
amounted
to
$
8
and
$
8
,
respectively,
included
in
interest
and
other
income
in
the
accompanying
unaudited interim consolidated statements of income.
As
of
June
30,
2026 and
December 31,
2025, the
Company’s
investment in
Series C
preferred shares
amounted
to
$
180
and
$
180
,
respectively,
included
in
investments
in
a
related
party,
current,
in
the
accompanying consolidated balance sheets.
As of
June 30,
2026 and
December 31,
2025, the Company
held
7,298
and
145,978
common shares of
OceanPal (NASDAQ:
SVRN), respectively, reflecting the
impact of a reverse stock split effected in March
2026.
As
of
the
same
dates,
the
fair
value
of
these
shares
amounted
to
$
57
and
$
158
,
respectively,
determined
using
Level
1
inputs
of
the
fair
value
hierarchy,
included
in
investments
in
a
related
party,
current in the
accompanying consolidated balance sheets.
For the six
months ended June
30, 2026
and
2025,
the
investment’s
revaluation
resulted
in
an
unrealized
loss
of
$
100
and
an
unrealized
gain
of
$
2,482
,
respectively,
included
in
gain/(loss)
on
related
party
investments,
separately
presented
in
the
accompanying unaudited interim consolidated statements of income.
b)
Investments
in equity securities:
As of June 30, 2026 and December 31, 2025 the Company held
6,264,548
and
6,413,151
common shares of Genco Shipping & Trading
Limited (“Genco”) (NYSE: GNK),
respectively. During the second quarter of
2026, the Company sold
148,603
common shares, at a gain of
$
291
.
As
of
June
30,
2026
and
December
31,
2025,
the
Company’s
investment
had
a
fair
value
of
$
155,235
and
$
118,194
,
respectively,
determined
using
Level
1
inputs
of
the
fair
value
hierarchy
and
presented
as
investment
in
equity
securities
in
the
accompanying
consolidated
balance
sheets.
The
securities
are
considered
marketable
securities
readily
convertible
into
cash
to
fund
current
operations
and are classified as current assets in the accompanying consolidated balance sheets.
For
the
six
months
ended
June
30,
2026
and
2025,
the
revaluation
of
the
investment
resulted
in
unrealized
gain
of
$
40,392
and
loss
of
$
403
and
is
separately
presented
in
gain/(loss)
on
equity
securities in
the accompanying
unaudited interim
consolidated statement
of income.
For the
six months
ended June 30,
2026, dividend income
amounted to $
5,413
and is included
in interest and
other income
in the accompanying unaudited interim consolidated statements of income.
The Company has submitted a letter to the Board of Directors of Genco outlining a proposal to acquire all outstanding
shares
of
Genco
not
already
owned
by
the
Company.
As
of
June
30,
2026,
transaction-
related
expenses
amounted
to
$
4,564
included
in
other
non-current
assets
and
commitment
fees
paid
under the
committed facility
amounted to
$
3,722
,
included in
deferred costs
in the
2026 accompanying
consolidated balance sheet.
5.
Advances for vessels under construction and Vessels, net
It
is
in
the
Company’s
normal
course
of
business
from
time
to
time
to
acquire
and
sell
vessels.
Accordingly, as of June 30, 2026, the Company had entered into the below transactions.
Vessels under construction
On
February
8,
2024,
the
Company
signed
an
agreement
with
an
unaffiliated
third
party,
for
the
construction of
two
81,200 dwt methanol
dual fuel
new-building Kamsarmax dry
bulk vessels, to
be built

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

at Tsuneishi
Group (Zhoushan) Shipbuilding Inc., China. The
vessels are expected to be
delivered to the
Company by the second half of 2027 and the first half of 2028.
As
of
June
30,
2026
and
December
31,
2025,
advances
for
vessels
under
construction,
separately
presented
in
the
accompanying
consolidated
balance
sheets,
amounted
to
$
21,477
and
$
20,877
,
respectively,
of which $
3,024
and $
2,446
was capitalized interest. During the
six months ended June 30,
2026, capitalized expenses amounted to $
600
, including capitalized interest of $
578
(Note 11).
The
amount
reflected
in Vessels,
net
in
the
accompanying consolidated
balance sheets
is analyzed
as
follows:
Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2025 $
1,045,512
$
(267,574)
$
777,938
- Additions for vessel improvements
43
-
43
- Depreciation for the period
-
(18,738)
(18,738)
Balance, June 30, 2026 $
1,045,555
$
(286,312)
$
759,243
6.
Property and Equipment, net
The
Company
owns
the
land
and
building
of
its
principal
corporate
offices
in
Athens,
Greece
and
four
plots
of
land
acquired
for
corporate
purposes.
Other
assets
consist
of
office
furniture
and
equipment,
computer software and hardware
and vehicles. The amount
reflected in “Property and
equipment, net” is
analyzed as follows:
Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2025 $
36,331
$
(8,483)
$
27,848
- Additions in property and equipment
1,822
-
1,822
- Depreciation for the period -
(505)
(505)
Balance, June 30, 2026 $
38,153
$
(8,988)
$
29,165
7.
Long-term debt
The
amount of
long-term debt
shown in
the
accompanying consolidated
balance sheets
is
analyzed as
follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

June 30, 2026 December 31, 2025
Senior unsecured bond
175,000
175,000
Secured long-term debt
328,116
354,189
Total long-term
debt
$
503,116
$
529,189
Less: Deferred financing costs
(5,434)
(6,380)
Long-term debt, net of deferred financing costs $
497,682
$
522,809
Less: Current long-term debt, net of deferred financing
costs,
current
(88,670)
(50,281)
Long-term debt, excluding current portion and deferred
financing costs
$
409,012
$
472,528
8.75% Senior Unsecured Bond
:
In 2024,
the Company
issued a
$
175,000
senior unsecured
bond maturing in
July 2029
bearing a
fixed-
rate coupon of
8.75
% payable semi-annually in
arrears in January and
July of each
year. Proceeds
from
the bond
were used
to prepay
the balance
of the
then outstanding
bond and
for general
working capital
purposes.
The bond
is
callable in
whole or
in
part in
July 2027
at
a price
equal to
103.50
%
of nominal
value;
in January
2028 at
a price
equal to
102.625
%
of
nominal value;
in
July 2028
at
a price
equal to
101.75
% and after January 2029 at
a price equal to
100.00
% of nominal value. The bond
ranks ahead of
subordinated
capital
and
ranks
the
same
with
all
other
senior
unsecured
obligations
of
the
Company
other
than
obligations
which
are
mandatorily
preferred
by
law.
The
bond
includes
financial
and
other
covenants and is trading on the Oslo Stock Exchange under the ticker symbol
“DIASH03”.
Secured Term Loans:
Under
the
secured term
loans
outstanding as
of June
30,
2026,
31
vessels of
the
Company’s
fleet
are
mortgaged
with
first
preferred
or
priority
ship
mortgages,
having
an
aggregate
carrying
value
of
$
606,341
.
Additional
securities
required
by
the
banks
include
first
priority
assignment
of
all
earnings,
insurances,
first
assignment
of
time
charter
contracts
that
exceed
a
certain
period,
pledge
over
the
shares
of
the
borrowers,
manager’s
undertaking
and
subordination
and
requisition
compensation
and
either
a
corporate
guarantee
by
DSI
(the
“Guarantor”)
or
a
guarantee
by
the
ship
owning
companies
(where applicable), financial covenants, as well as operating account assignments. The lenders may also require
additional
security
in
the
future
in
the
event
the
borrowers
breach
certain
covenants
under
the
loan
agreements.
The
secured
term
loans
generally
include
restrictions
as
to
changes
in
management
and ownership
of the
vessels, additional
indebtedness, as
well as
minimum requirements
regarding hull
cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the
bank accounts of the borrowers, or the Guarantor.
As
of
June 30,
2026 and
December 31,
2025 minimum
cash deposits
required to
be maintained
at
all
times
under
the
Company’s
loan
facilities,
amounted
to
$
18,000
and
$
18,000
,
respectively
and
are
included in
restricted cash,
non-current in
the accompanying
consolidated balance
sheets. Furthermore,
the secured term loans
contain cross default provisions and
additionally the Company is
not permitted to
pay
any
dividends
following
the
occurrence
of
an
event
of
default.
All
of
the
Company’s
secured
term
loans bear interest at SOFR plus a margin.
As of
June 30, 2026,
the Company had
the following agreements
with banks, either
as a
borrower or as
guarantor, to guarantee the loans of its subsidiaries:
Nordea Bank AB, London Branch (“Nordea”):
On July 25, 2024, the Company
drew down a $
167,263

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

loan agreement,
to refinance
the balance
of the
then
outstanding loans.
The loan
is repayable
in equal
quarterly instalments of $
4,454
and a balloon instalment of $
64,827
payable on
July 25, 2030
.
Export-Import Bank of China:
On January 4,
2017, the Company drew
down $
57,240
under a secured
loan
agreement,
which
is
repayable
in
equal
quarterly
instalments
of
$
954
,
each,
until
its
maturity
on
January 4, 2032
.
DNB Bank
ASA or
DNB:
On June
26, 2023, the
Company entered into
a $
100,000
sustainability linked
loan agreement which was drawn on June 27, 2023, to refinance the outstanding balance of another loan
and
for
working
capital
purposes.
The
loan
is
repayable
in
equal
quarterly
instalments
of
$
3,846
until
December 27, 2029
. The loan is subject to a margin reset
and unless the parties agree on a new margin,
the loan will
be mandatorily repayable
on June 27,
2027. On
July 6, 2023,
the Company entered
into an
interest rate swap with DNB for a notional amount for the
30
% of the loan amount. Under the terms of the
loan agreement,
the Company
and the
lender are
required to
agree on
a new
margin not
later than
120
days
prior
to
the
Margin
Reset
Date.
As
of
June
30,
2026,
a
new
margin
had
not
yet
been
agreed.
Accordingly,
the
outstanding
balance
of
the
loan
and
the
related
interest
rate
swap
liability
were
reclassified
from
non-current
liabilities
to
current
liabilities.
Under
the
interest
rate
swap,
the
Company
pays a fixed rate and receives floating under term
SOFR. The swap has a termination date on December
27, 2029, and a mandatory break on June 27, 2027, according to which the swap will be terminated if the
loan is prepaid. As of June 30,
2026 and December 31, 2025, the fair value of the
interest rate swap was
$
109
and $
361
, respectively, and is
separately presented in current and non-current liabilities. For the six months
ended
June
30,
2026
and
2025,
the
Company
recognized
a
gain
of
$
252
and
a
loss
of
$
227
,
respectively, from
the swap valuation separately presented as gain/(loss) on derivative instruments in the accompanying unaudited interim consolidated
statements
of income.
For the six
months ended June
30,
2026
and
2025,
swap
interest
expense,
amounting
to
$
51
and
nil
,
respectively
and
is
included
in
gain/(loss) on
derivative instruments,
net in
the accompanying
unaudited interim
consolidated statement
of income.
Danish Ship
Finance A/S
or Danish:
On April
12,
2023, the
Company signed
a term
loan facility
with
Danish,
for
$
100,000
to
refinance
the
outstanding
balance
of
loans
with
other
banks
and
for
working
capital purposes.
On April
18 and
19, 2023,
the Company
drew down
$
100,000
which was
repayable in
equal
quarterly
instalments
of
$
3,301
each
and
a
balloon
of
$
33,972
payable
together
with
the
last
instalment on
April 19,
2028. On October
18, 2024,
the Company refinanced
the outstanding balance
of
this
loan
with a
loan which
is repayable
in
equal quarterly
instalments of
$
2,533
each
and
a balloon
of
$
14,323
payable together with the last instalment on
April 18, 2031
.
National Bank of
Greece S.A. (“NBG”):
On September 29,
2025, the Company entered
into a $
55,000
loan agreement.
The loan
proceeds were
drawn on
the same
date and
deposited in
a pledged
account
with the bank to reduce the margin. As of June 30, 2026 and December 31,
2025, the amount of $
51,250
and
$
53,750
,
respectively,
is
presented
separately
as
restricted
cash,
current
in
the
accompanying
consolidated balance
sheets. The
Company may
withdraw any
part or
all of
the funds
from the
pledged
account at the end of the loan’s
fixed interest period, provided no event of default has occurred. The loan is
repayable
in
equal
quarterly
instalments
of
$
1,250
and
a
balloon
instalment
of
$
25,000
payable
on
September 29, 2031
.
As
of
June
30,
2026
and
December
31,
2025,
the
Company
was
in
compliance
with
all
of
its
loan
covenants.
As of
June 30,
2026, the
maturities of
the Company’s
bond and
debt facilities
throughout their
term, are
shown
in
the
table
below.
The
amounts
do
not
include
related
debt
issuance
costs
and
have
been

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

adjusted to
reflect the
reclassification within
current liabilities
of $
38,462
resulting from
the margin
reset
of the loan agreement with DNB discussed above.
Period Principal Repayment
Year 1 $
90,611
Year 2
36,764
Year 3
36,764
Year 4
211,765
Year 5
98,099
Year 6 and
thereafter
29,113
Total $
503,116
8.
Finance Liabilities
On
March
29,
2022,
the
Company
sold
Florida
to
an
unrelated
third
party
and
leased
back
the
vessel
from
the
buyer
for
a
period
of
ten years
,
under
which
the
Company
pays
a
fixed
monthly
hire.
The
Company has the
option to repurchase the
vessel at specific prices,
after the end
of the third
year of the
charter period and for each year thereafter,
and the obligation to purchase the vessel on the expiration
of
the lease on the tenth year.
On August 17, 2022, the
Company entered into
two
sale and leaseback agreements with two
unaffiliated
third
parties
for
New
Orleans
and
Santa
Barbara
.
The
vessels
were
delivered
to
their
buyers
on
September
8,
2022
and September
12,
2022, respectively
and the
Company
chartered-in both
vessels
under bareboat
charter parties
for a
period of
eight years
, each,
under which
the Company
pays a
fixed
monthly
hire.
Under
the
bareboat
charter,
the
Company
has
the
option
to
repurchase
the
vessel
at
specific prices,
after the
end of
the third
year of
the charter
period and
for each
year thereafter,
and the
obligation to purchase the vessel on the expiration of the lease on the eighth year.
On
December 6,
2022, the
Company sold
DSI Andromeda
to
an unrelated
third
party and
leased back
the vessel under a bareboat agreement, for a period of
ten years
, under which the Company pays a fixed
monthly
hire.
The Company
has the
option to
repurchase the
vessel at
specific
prices, after
the
end
of
the third year of the charter period and for each year thereafter, and the obligation to purchase the vessel
on the expiration of the lease on the tenth year.
The
Company
determined that,
under
ACS
842-40
Sale
and
Leaseback
Transactions,
the
transactions
are
failed
sales
and
consequently the
assets
were
not
derecognized from
the
financial
statements
and
the proceeds from
the sale of
the vessels were
accounted for as
financial liabilities. As
of June 30,
2026
and
December
31,
2025,
finance
liability
amounted
to
$
10,264
and
$
10,041
,
respectively,
included
in
finance
liabilities,
current
and
$
98,109
and
$
103,259
respectively
included
in
finance
liabilities,
net
of
current
portion.
As
of
June
30,
2026,
the
weighted
average
remaining
lease
term
of
the
above
lease
agreements was
5.22
years, the weighted
average interest rate
was
4.83
% and the
sublease income for
the six
months ended
June 30,
2026 and
2025 was
$
16,587
and $
14,603
, respectively,
included in
time
charter revenues.
As of
June 30,
2026, and
throughout the
term of
the leases,
the Company
has annual
finance liabilities
as shown in the table below:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period Principal Repayment
Year 1 $
10,438
Year 2
10,916
Year 3
11,358
Year 4
11,852
Year 5
33,494
Year 6 and
thereafter
31,015
Total $
109,073
9.
Commitments and Contingencies
a)
Various
claims, suits,
and complaints,
including those
involving government
regulations and
product
liability,
arise
in
the
ordinary
course
of
the
shipping
business.
In
addition,
losses
may
arise
from
disputes with
charterers, agents, insurance
and other
claims with
suppliers relating to
the operations
of
the
Company’s
vessels.
The
Company
accrues for
the
cost
of
environmental and
other
liabilities
when management becomes
aware that
a liability is
probable and is
able to
reasonably estimate the
probable exposure.
The Company’s
vessels are
covered for
pollution in
the amount
of $
1
billion per
vessel per incident, by the P&I Association in which the Company’s vessels are entered.
b)
Pursuant
to
the
sale
and
lease
back
agreements
signed
between
the
Company
and
its
counterparties, the Company has purchase obligations
amounting to $
50,400
, at the end
of the lease
agreements described in Note 8.
c)
As of
June 30,
2026, the Company’s
remaining commitments to
its joint ventures
consist of
EUR
8.1
million to Windward and $
5,080
to Ecogas.
d)
As
of
June
30,
2026,
the
Company
had
total
obligations
under
shipbuilding
contracts
(Note
5),
as
follows:
Period Amount
Year 1 $
13,800
Year 2
59,800
Total $
73,600
f)
As of
June 30, 2026,
the Company’s
vessels, owned and
chartered-in, were fixed
under time charter
agreements, considered operating
leases. The minimum
contractual gross charter
revenue expected
to
be
generated from
fixed
and
non-cancelable
time
charter
contracts
existing
as
of
June
30,
2026
and until their expiration was as follows:
Period Amount
Year 1 $
110,469
Year 2
7,317
Total
$
117,786

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

10.
Capital Stock and Changes in Capital Accounts
a)
Preferred
stock
:
As
of
June
30,
2026,
and
December
31,
2025,
the
Company’s
authorized
preferred stock consists of
50,000,000
shares (all in registered form), par value $
0.01
per share, of which
1,000,000
shares
are
designated
as
Series
A
Participating
Preferred
Shares,
5,000,000
shares
are
designated as
Series B
Preferred Shares,
10,675
shares are
designated as
Series C
Preferred Shares
and
400
shares
are
designated
as
Series
D
Preferred
Shares.
As
of
June
30,
2026
and
2025,
the
Company had
zero
Series A Participating Preferred Shares issued and outstanding.
b)
Series
B
Preferred
Stock:
As
of
June
30,
2026,
and
December
31,
2025,
the
Company
had
2,600,000
Series B
Preferred Shares
issued and
outstanding with
par value
$
0.01
per share,
at $
25.00
per share and with liquidation preference at $
25.00
per share.
Holders of Series B Preferred Shares have
no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights.
Also, holders
of Series
B Preferred
Shares rank
prior to
the holders
of common
shares with respect to
dividends, distributions and payments upon
liquidation and are subordinated to
all
of the existing and future indebtedness.
Dividends
on
the
Series
B
Preferred
Shares
are
cumulative
from
the
date
of
original
issue
and
are
payable on the 15th day of January, April, July and October of each year at a dividend rate of
8.875
% per
annum, or $
2.21875
per share per annum. For the six
months ended June 30, 2026 and
2025, dividends
on Series B Preferred Shares amounted to $
2,884
. Since February 14, 2019, the Company may redeem,
in
whole
or
in
part,
the
Series
B
Preferred
Shares
at
a
redemption
price
of
$
25.00
per
share
plus
an
amount equal to all
accumulated and unpaid dividends thereon to
the date of redemption, whether
or not
declared.
c)
Series
C
Preferred
Stock
:
As
of
June
30,
2026,
and
December
31,
2025,
the
Company
had
10,675
shares
of
Series
C
Preferred
Stock,
issued
and
outstanding,
with
par
value
$
0.01
per
share,
owned by
an affiliate
of its Chief
Executive Officer,
Ms. Semiramis Paliou.
The Series C Preferred Stock
votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.
The Series C Preferred Stock has
no dividend or liquidation
rights and cannot be
transferred without the consent
of the Company except to
the holder’s affiliates and immediate family members.
d)
Series D Preferred Stock
: As of June
30, 2026, and December 31,
2025, the Company had
400
shares of Series D Preferred Stock, issued and outstanding, with par value $
0.01
per share, owned by an
affiliate
of
its
Chief
Executive
Officer,
Ms.
Semiramis
Paliou.
The
Series
D
Preferred
Stock
is
not
redeemable
and
has
no
dividend
or
liquidation
rights.
The Series D Preferred Stock vote with the
common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 200,000 votes,
on
all matters
submitted to
a vote
of the
stockholders of
the
Company,
provided however, that,
notwithstanding any other provision of the
Series D Preferred Stock statement of
designation, to the extent that
the total number of votes
one or more holders
of Series D Preferred Stock
is
entitled
to
vote
(including
any
voting
power
of
such
holders
derived
from
Series
D
Preferred
Stock,
shares of
Common Stock
or any
other voting
security of
the Company
issued and
outstanding as
of the
date hereof or
that may be
issued in the
future) on any
matter submitted to
a vote of
stockholders of the
Company would
exceed
36.0
% of
the total
number of
votes eligible
to be
cast on
such matter,
the total
number
of
votes
that
holders
of
Series
D
Preferred
Stock
may
exercise
derived
from
the
Series
D
Preferred
Stock
together
with
Common
Shares
and
any
other
voting
securities
of
the
Company
beneficially owned by such holder,
shall be reduced to
36
% of the total number of votes that
may be cast
on such matter submitted to a vote of stockholders.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

e)
Repurchase
of
Common
Shares:
On
December
2,
2024,
the
Company
commenced
a
tender
offer
to
purchase
up
to
15,000,000
shares
of
its
outstanding
common
stock,
at
$
2.00
per
share,
using
funds available from cash and cash equivalents. On January 7, 2025, the tender offer was settled and the
Company
repurchased
and
retired
a
total
of
11,442,645
shares
of
common
stock
for
an
aggregate
amount of $
23,048
.
f)
Dividend
on
Common
Stock:
On
March
21,
2025,
the
Company
paid
a
cash
dividend
on
its
common stock of $
0.01
per share, or $
1,158
, to all shareholders of record as of March 12, 2025. On June
24,
2025, the
Company paid
a cash
dividend on
its common
stock of
$
0.01
per share,
or $
1,158
, to
all
shareholders of
record as
of June
17, 2025.
On March
18, 2026,
the Company
paid a
cash dividend
on
its common
stock of
$
0.01
per share,
or $
1,236
to all
shareholders of
record as
of March
11,
2026. On
June 18, 2026,
the Company paid a
cash dividend on its
common stock of $
0.01
per share, or $
1,244
to
all shareholders of record as of June 10, 2026.
g)
Warrants:
On
December
14,
2023,
the
Company
distributed
22,613,070
warrants
to
its
shareholders
of
record
on
December
6,
2023.
Holders
received
one
warrant
for
every
five
shares
of
issued and outstanding shares of common stock held as of the record date (rounded down to the nearest
whole
number
for
any
fractional
warrant.
Each
Warrant
entitles
the
holder
to
purchase,
at
the
holder’s
sole
and
exclusive
election,
at
the
exercise
price
of
$
4
per
warrant,
1.68852
shares
of
common
stock
including a bonus share fraction. A bonus share fraction entitles a holder to receive an additional part of a share of common stock for each warrant exercised without payment of any additional exercise price.
The
Company's warrants
are
classified as
liabilities and
are
remeasured at
fair
value
at
each reporting
date, with
changes in
fair value
recognized in
earnings. The
warrants are
listed on
the New
York
Stock
Exchange under the symbol
"DSX_W." The
fair value of
the warrants is determined
using quoted market
prices
in
an
active
market
and
is
classified
as
a
Level
1
measurement
within
the
fair
value
hierarchy.
During the six months ended June 30, 2026 and 2025, the Company issued
876,267
and
12,802
shares,
respectively,
having
a
value
of
$
2,040
and
$
16
,
net
of
expenses,
or
$
2.33
and
$
1.24
per
share,
respectively.
During the
six months
ended June
30, 2026
and 2025,
the Company
received $
2,097
and
$
69
,
in
proceeds,
net
of
fees
from
the
exercise
of
521,143
and
7,825
warrants,
respectively.
If
all
warrants
were
exercised
as
of
June
30,
2026,
the
Company
would
have
issued
37,221,648
shares
of
common stock, including the shares from the warrants already exercised, with a fair value of $
85,733
and
would have received $
90,452
gross proceeds. As of June
30, 2026 and December 31,
2025, the warrant
liability
amounted to
$
2,352
and
$
1,330
,
respectively.
During the
six months
ended June
30,
2026 and
2025,
gain/loss
on
warrants
amounted
to
a
loss
of
$
1,086
and
a
gain
of
$
515
,
respectively,
and
is
separately presented in the accompanying unaudited interim consolidated statements of income.
h)
Incentive Plan:
Effective April 29, 2026, the
Company amended and restated its Equity Incentive
Plan
to
increase
the
aggregate
number
of
shares
of
common
stock that
may
be
delivered
pursuant
to
awards granted under
the plan by
50,000,000
common shares. As
of June
30, 2026,
51,394,759
shares
remained reserved for issuance according to the Company’s incentive plan.
Restricted stock as of June 30, 2026 and 2025 is analyzed as follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2024
6,097,502
$
3.30
Granted
2,000,000
1.84
Vested
(3,134,365)
3.37
Outstanding as of June 30, 2025
4,963,137
$
2.67
Outstanding as of December 31, 2025
4,963,137
$
2.67
Granted
7,750,000
2.59
Vested
(2,945,335)
2.99
Outstanding as of June 30, 2026
9,767,802
$
2.51
The
fair
value
of
the
restricted
shares
has
been
determined
with
reference
to
the
closing
price
of
the
Company’s
stock
on
the
date
such
awards
were
approved
by
the
Company’s
board
of
directors.
The
aggregate compensation
cost is
recognized ratably
in the
accompanying unaudited
interim consolidated
statements of
income over
the respective
vesting periods.
For the
six months
ended June
30, 2026
and
2025,
compensation cost
amounted to
$
3,918
and $
5,270
,
respectively,
and
is
included in
general and
administrative expenses in the accompanying unaudited interim consolidated statements of income.
As
of
June
30,
2026
and
December
31,
2025,
the
total
unrecognized
cost
relating
to
restricted
share
awards
was
$
21,904
and $
5,749
,
respectively.
As
of
June 30,
2026, the
weighted-average period
over
which
the
total
compensation
cost
related
to
non-vested
awards
not
yet
recognized
is
expected
to
be
recognized
is
4.41
years.
The
total
fair
value
of
shares
vested
during
the
six
months
ended
June
30,
2026 and 2025 was $
8,756
and $
10,584
, respectively.
11.
Interest expense and Finance costs
The amounts in the
accompanying unaudited interim consolidated statements of income are analyzed as
follows:
For the six months ended June 30,
2026 2025
Interest expense, debt $
15,569
$
17,745
Finance liabilities interest expense
2,730
2,969
Amortization of debt and finance liabilities issuance costs
1,040
1,073
Loan and other expenses
88
103
Interest expense and finance costs $
19,427
$
21,890
During
the
six
months
ended
June
30,
2026
and
2025,
interest
expense
amounted
to
$
16,147
and
$
18,410
,
respectively
of
which
$
578
and
$
665
,
respectively
were
capitalized and
included
in
advances
for vessels under construction (Note 5).
12.
Earnings per Share
All common
shares issued
(including restricted
shares issued
under the
Company’s
incentive
plan)
are
the Company’s common stock and have equal rights to vote and participate in dividends.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Basic EPS
is computed
by dividing
income available
to
common stockholders
by the weighted
average
number of common shares outstanding during the period.
Shares issued during the period and shares repurchased during the period are weighted for the portion of the
period
that
they
were
outstanding. Restricted
shares
issued
under
the
Company’s
equity
incentive
plan are
included in
the calculation
of EPS
when vested.
Unvested restricted
shares are
not considered
participating securities.
Shares issued
upon the
exercise of
warrants are
included in
the computation
of
basic EPS as of the date of exercise.
Incremental
shares
represent
the
number
of
shares
assumed
issued
under
the
treasury
stock
method,
weighted for
the
periods the
non-vested shares
were
outstanding. The
dilutive effect
of unexercised
in-
the-money
warrants
is
computed
using
the
treasury
stock
method,
which
assumes
that
the
proceeds
from the exercise of such warrants are
used to purchase common shares at the
average market price for
the period.
During the
six months
ended June
30, 2026
and 2025,
there were
364,915
and nil
incremental shares,
respectively,
included
in
the
denominator
of
the
diluted
earnings
per
share
calculation.
Securities
that
could potentially dilute basic earnings per share in future periods but were excluded from the computation
of
diluted
earnings
per
share
because
their
inclusion
would
have
been
anti-dilutive
consisted
of
(i)
incremental
shares
from
unexercised
warrants
that
were
out
of
the
money
during
the
reporting
period
(Note
10(g)),
(ii)
incremental
shares
from
unexercised
warrants
that,
if
included
in
the
diluted
earnings
per share calculation, would have had an
anti-dilutive effect (Note 10(g)),
and (iii) anti-dilutive non-vested
restricted share awards (Note 10(h)).
Net income attributable to common
stockholders is adjusted for
dividends on Series B Preferred
Stock in
the
calculation
of
basic
and
diluted
earnings
per
share,
and
for
gains
on
warrants
recognized
in
net
income, when dilutive, in the calculation of diluted earnings per share.
For the six months ended June 30,
Basic Earnings per Share
2026 2025
Net income $
49,908
$
7,539
Dividends on series B preferred shares
(2,884)
(2,884)
Net income attributable to common stockholders $
47,024
$
4,655
Weighted average number of common shares, basic
113,219,648
110,095,604
Earnings per common share, basic
$
0.42
$
0.04
Diluted Earnings per Share
2026 2025
Net income $
49,908
$
7,539
Dividends on series B preferred shares
(2,884)
(2,884)
Adjusted net income attributable to common stockholders $
47,024
$
4,655
Weighted average number of common shares, basic
113,219,648
110,095,604
Restricted shares
364,915
-
Total incremental
shares from dilutive instruments
364,915
-
Weighted average number of common shares, diluted
113,584,563
110,095,604
Earnings per common share, diluted $
0.41
$
0.04

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

13.
Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial
instruments
that
potentially
subject
the
Company
to
concentrations
of
credit
risk
consist
primarily
of
cash
and
cash
equivalents,
time
deposits
and
accounts
receivable,
trade
arising
from
operating
leases.
The
ability
and
willingness
of
each
of
the
Company’s
counterparties
to
perform
their
obligations
under
a
contract
depend
upon
a
number
of
factors
that
are
beyond
the
Company’s
control
and may
include, among other
things, general
economic conditions, the
state of
the capital
markets, the
condition
of
the
shipping
industry
and
charter
hire
rates. The
Company’s
credit
risk
with
financial
institutions
is
limited
as
it
has
temporary
cash
investments,
consisting
mostly
of
deposits,
placed
with
various qualified
financial institutions
and performs
periodic evaluations
of the
relative credit
standing of
those
financial
institutions.
The
Company
limits
its
credit
risk
with
accounts
receivable
by
performing
ongoing
credit
evaluations
of
its
customers’
financial
condition
and
by
receiving
payments
of
hire
in
advance.
The
Company,
generally,
does
not require
collateral
for
its
accounts receivable
and
does not
have any agreements to mitigate credit risk.
During the
six months
ended June
30, 2026
and 2025
charterers that
individually accounted
for
10
% or
more of the Company’s time charter revenues were as follows:
Charterer 2026 2025
Nippon Yusen Kaisha
10%
18%
Cargill
11%
12%
Swissmarine
16%
*
Bunge
11%
*
The Company is exposed to interest rate risk on its borrowings with variable interest rates. This exposure is
partly
mitigated
through
fixed-rate
indebtedness
including
the
Company’s
bond
(Note
7),
an
interest
rate swap with DNB (Note 7) and finance liabilities that bear fixed rates (Note
8).
Fair value of assets and liabilities
The
carrying
values
of
financial
assets
reflected
in
the
accompanying
consolidated
balance
sheet
approximate their fair values due to the short-term nature and high liquidity of these financial instruments.
Cash
and
cash
equivalents
and
restricted
cash are
classified
as
Level 1 instruments as
they
represent
liquid assets
with short-term
maturity.
The fair
value of
long-term bank
loans with
variable interest
rates
approximates
the
recorded
values,
as
their
interest
rates
adjust
to
market-observable
rates.
These
instruments are classified
within Level 2
of the fair
value hierarchy.
As of June
30, 2026, the
Company’s
lease liabilities had a carrying value of $
109,073
(Note 8) and a fair value of $
106,159
.
Fair value measurements disclosed
As
of
June
30,
2026, the
Bond
which bears
a fixed
interest rate
and
had
a
carrying value
of
$
175,000
(Note 7), had a fair value of $
180,688
determined using Level 1 inputs of the fair value hierarchy.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Other Fair value measurements
December 31,
2025
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities $
118,194
$
118,194
$
-
$
-
Investments in a related party
338
158
-
180
Total
recurring fair value measurements
$
118,532
$
118,352
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,330
$
1,330
$
-
Interest rate swap, liability
361
-
361
Total
recurring fair value measurements
$
1,691
$
1,330
$
361
June 30, 2026
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities
155,235
155,235
-
-
Investments in related party $
237
$
57
$
-
$
180
Total
recurring fair value measurements
$
155,472
$
155,292
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
2,352
$
2,352
$
-
Interest rate swap, liability
109
-
109
Total
recurring fair value measurements
$
2,461
$
2,352
$
109
14.
Subsequent Events
a)
Methanol Dual Fuel New-Building Kamsarmax Dry Bulk Vessels
: On July 8, 2026, the Company
paid an advance for the construction of the vessels amounting to $
4,600
(Note 5).
b)
Ecogas:
On
July
8,
2026,
the
Company
paid
$
2,740
to
Ecogas
(Note
3),
representing
part
of
its
equity participation in funding the construction of the vessels.
c)
Bergen:
On
July
10,
2026,
the
Company
received
a
dividend
of
$
375
that
had
been
declared
by
Bergen on June 4, 2026 (Note 3)
d)
Series B Preferred Stock Dividends
: On July 15, 2026,
the Company paid a quarterly dividend on
its
series
B
preferred stock,
amounting to
$
0.5546875
per
share,
or
$
1,442
,
to
its
stockholders of
record as of July 14, 2026.
e)
Common
Stock
Dividend:
On
July
30,
2026,
the
Company
declared
a
cash
dividend
on
its
common
stock
of
$
0.01
per
share,
based
on
the
Company’s
results
of
operations
for
the
quarter

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2026
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

ended
June
30,
2026.
The
cash
dividend
is
payable
on
or
around
September
11,
2026,
to
all
shareholders of record as of August 26, 2026.
f)
DWM:
On
July 27,
2026, the
Company,
together with
an unrelated
third party,
entered into
a loan
agreement with
DWM, pursuant
to which
the Company
advanced $
250
to fund
the working
capital
requirements
of
DWM. The
loan
matures
two
years
from
the
date
of
the
agreement, and
DWM
is
obligated to repay
the outstanding principal balance,
together with accrued interest,
fees, costs and
any other amounts payable under the facility, on or before the maturity date.
g)
OceanPal Series C Preferred
Stock:
On July 30, 2026, the
Company received $
290
from the sale
of
its
207
Series
C
Convertible
Preferred
Shares
of
OceanPal,
pursuant
to
a
Stock
Purchase
Agreement it entered into with a related party, Sezali Inc. ("Sezali"), resulting in a gain of $

.